Via Facsimile and U.S. Mail
Mail Stop 6010

September 19, 2008

Daniel Zwiren
Optigenex, Inc.
Chief Executive Officer
P.O. Box 3521
Uptown Station
Hoboken, NJ 07030

Re: **Optigenex, Inc.**
        Form 10-KSB for Fiscal Year Ended December 31, 2007
        Form 10-Q for Quarterly Period Ended March 31, 2008
        Form 10-Q for Quarterly Period Ended June 30, 2008
        File No. 000-51248

Dear Mr. Zwiren:

        We have reviewed your September 10, 2008 response to our July 31, 2008 letter
and your amended Form 10-KSB for the year ended December 31, 2007 and amended
10-Q for the quarter ended March 31, 2008 and have the following additional comments.
In addition we have limited our review of your Form 10-Q for the quarter ended June 30,
2008 for outstanding comments on disclosure controls and procedures and certifications
filed as Exhibits 31.1. Where indicated, we think you should revise your documents in
response to these comments. If you disagree, we will consider your explanation as to why
our comment is inapplicable or a revision is unnecessary. In some of our comments, we
ask you to provide us with information so we may better understand your disclosure.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures
(a) Evaluation of Disclosure Controls and Procedures, page 16

1.   In your amended 10-KSB management has again concluded that disclosure
        controls and procedures were effective as of the end of the fiscal year. In our
        letter dated July 31, 2008, we asked you to consider whether management's
        failure to provide its report on internal control over financial reporting impacts its
        conclusion regarding the effectiveness of your disclosure controls and procedures
        as of the end of the fiscal year. Please tell us the factors you considered and
        highlight for us those factors that supported your conclusion. In particular, please

explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **<u>reported</u>** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

2.   In addition, you filed certifications in your 10-KSB for December 31, 2007 and your Forms 10-Qs for March 31, 2008 and June 30, 2008 that were not worded exactly as required by Item 601(b)(31) of Regulation S-B or S-K, as applicable. In light of this fact and the facts described in the preceding comment, please explain to us how management concluded that your disclosure controls and procedures were effective as of March 31, 2008 and June 30, 2008. Alternatively, please further amend the 10-Q for March 31, 2008 to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures. Amend your Form 10-Q for June 30, 2008 to file revised certifications that meet the requirements of Item 601(b)(31) of Regulation S-K and disclose any revised conclusions on the effectiveness of your disclosure controls and procedures.

<u>General</u>

3.   In our letter dated July 31, 2008 we requested that management furnish, in a letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please furnish the above statement in your response to this letter.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant